JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the Schedule 13G filed with respect to the ordinary shares, par value of $18.0 per share, of China Liberal Education Holdings Ltd shall be filed on behalf of each of the undersigned.

Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; however, none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: __10/26/2026________

SIGANG HU_________________

Name

MINHUI FENG________________

Name